

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF   February 2002

CANADIAN ZINC CORPORATION
(Name of Registrant)

MAR 05 2002

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia, Canada
V6C 1G8
(Address of principal executive offices)

1. Press release   February 12, 2002

2. British Columbia Securities Commission Form 53-   February 12, 2002
    901F

3. Ontario Securities Commission Form 27   February 12, 2002

PROCESSED

MAR 1 1 2002

THOMSON
FINANCIAL

Indicate by check mark whether the Registrant files or will file annual
reports under cover of Form 20-F or Form 40F.
                        Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of
1934.   YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this form 6-K to be signed on its behalf by the
undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: March 4, 2002   By

Malcolm J.A. Swallow, President & C.E.O.



PRESS RELEASE

DATE: February 12, 2002   **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES $150,000 FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated November 15, 2001). The Company issued 1,000,000 units at CDN$0.15 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant is exerciseable to acquire one common share initially at a price of $0.20 per share until one year after closing of the financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the financing. The warrants are subject to a four month hold period.

The proceeds of the funding will be used for general working capital.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

FORM 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF
THE ONTARIO SECURITIES ACT

Item 1:   **Reporting Issuer**

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2:   **Date Of Material Change**

February 12, 2002 being the date of the news release.

Item 3:   **News Release**

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through International Teledata Group (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on February 12, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4:   **Summary Of Material Change**

The Issuer announces the closing of its previously announced private placement of 1,000,000 units at $0.15 per unit, each unit consisting of one common share and common share purchase warrant.

Item 5:   **Full Description Of Material Change**

See attached News Release.

Item 6:   **Reliance On Section 75(3) Of The Ontario Securities Act.**

Nothing in this form is required to be maintained on a confidential basis.

Item 7:   **Omitted Information**

None.

Item 8:   **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9:   **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 12th day of February, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J.A. Swallow"*
_____
Malcolm J.A. Swallow, President & CEO



PRESS RELEASE

DATE: February 12, 2002   **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES $150,000 FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated November 15, 2001). The Company issued 1,000,000 units at CDN$0.15 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant is exerciseable to acquire one common share initially at a price of $0.20 per share until one year after closing of the financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the financing. The warrants are subject to a four month hold period.

The proceeds of the funding will be used for general working capital.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

"John A. MacPherson"

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

BC FORM 53-901F
(Previously Form 27)
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF
THE BRITISH COLUMBIA SECURITIES ACT

Item 1:   **Reporting Issuer**

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2:   **Date Of Material Change**

February 12, 2002 being the date of the news release.

Item 3:   **News Release**

Pursuant to Section 85(1) of the British Columbia Securities Act, a news release announcing the material change was issued through International Teledata Group (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on February 12, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4:   **Summary Of Material Change**

The Issuer announces the closing of its previously announced private placement of 1,000,000 units at $0.15 per unit, each unit consisting of one common share and common share purchase warrant.

Item 5:   **Full Description Of Material Change**

See attached News Release.

Item 6:   **Reliance On Section 85(2) Of The British Columbia Securities Act.**

Nothing in this form is required to be maintained on a confidential basis.

Item 7:   **Omitted Information**

None.

Item 8:   **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9:   **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 12th day of February, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J.A. Swallow"*

_____
Malcolm J.A. Swallow, President & CEO



PRESS RELEASE

DATE: February 12, 2002   **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES $150,000 FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated November 15, 2001). The Company issued 1,000,000 units at CDN$0.15 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant is exerciseable to acquire one common share initially at a price of $0.20 per share until one year after closing of the financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the financing. The warrants are subject to a four month hold period.

The proceeds of the funding will be used for general working capital.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

"John A. MacPherson"

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com